SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2009
Commission File Number: 000-31062
Oncolytics Biotech Inc.
(Translation of registrant’s name into English)
Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)
Date: August 6, 2009	By:	/s/ Doug Ball
Doug Ball
Chief Financial Officer

EXHIBIT INDEX

Number	Description

99.1	Amended Second Quarter US GAAP Note No. 9

EXPLANATORY NOTE

The following Amended Reconciliation of Canadian GAAP to US GAAP is being furnished to correct the basic and diluted loss per common share for the three-month period ended June 30, 2008, as reported in the Report of Foreign Issuer on Form 6-K as furnished to the Commission on July 31, 2009. There have been no other changes on the previously furnished reconciliation.

EXHIBIT 99.1

Oncolytics Biotech Inc.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 (unaudited)

9.	RECONCILIATION OF CANADIAN GAAP TO US GAAP

The consolidated financial statements of the Company are prepared in accordance with Canadian GAAP, which, in most respects, conforms to US GAAP. In preparing these interim statements the Company has included all adjustments which it believes are necessary for fair presentation and are all normal and recurring in nature. Significant differences between Canadian and US GAAP are as follows:

		Three Month Period Ending June 30, 2009 $	Three Month Period Ending June 30, 2008 $	Six Month Period Ending June 30, 2009 $	Six Month Period Ending June 30, 2008 $	Cumulative from inception on April 2, 1998 to June 30, 2009 $
	Notes
Net loss - Canadian GAAP	(2)	4,334,757	5,254,530	8,292,403	8,648,903	110,849,154
Amortization of intellectual property	(1)	(90,375)	(90,375)	(180,750)	(180,750)	(3,615,000)
Future income tax recovery	(1)	—	—	—	—	1,115,000
Net and comprehensive loss - US GAAP		4,244,382	5,164,155	8,111,653	8,468,153	108,349,154
Basic and diluted loss per common share - US GAAP		(0.09)	(0.13)	(0.18)	(0.21)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with US GAAP are as follows:

		June 30, 2009 $		December 31, 2008 $
	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Intellectual property	(1)	—	—	180,750	—
Contributed surplus	(1)	13,369,982	10,869,982	13,349,801	10,849,801
Deficit	(1)	110,849,154	108,349,154	102,556,751	100,237,501

Oncolytics Biotech Inc.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 (unaudited)

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under US GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for US GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statement of loss. As a result, stock based compensation on the statement of loss would be reduced by $8,544 and $20,181 for the three and six month periods ending June 30, 2009, respectively (June 30, 2008 – $18,023 and $37,616, respectively) with a corresponding increase in research and development expenses. Cumulative from inception stock based compensation would be reduced by $4,789,025 and cumulative from inception research and development and operating expenses would increase by $2,755,305 and $2,033,720, respectively. There is no impact on the Company’s net loss.

Contingencies

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of September 30, 2008, a milestone payment for $1.0 million will be due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the

Oncolytics Biotech Inc.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 (unaudited)

reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

We have evaluated subsequent events through to July 28, 2009, which represents the date the financial statements were issued. We have not evaluated any subsequent events after that date.